HellerEhrman LLP

March 22, 2007

Catherine Pan
catherine.pan@hellerehrman.com
Direct +1.212.847.8671
Main +1.212.832.8300
Fax +1.212.763.7600

43601.0002

FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jill Davis
Branch Chief

Re: Puda Coal, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed July 10, 2006
File No. 333-130380

Dear Ms. Davis:

Please find enclosed Amendment No. 5 to the Registration Statement on Form SB-2/A (the "Registration Statement") which we have filed on March 21, 2007 on behalf of Puda Coal, Inc. (the "Registrant"). On February 27, 2007, we responded to the letter from the Staff of the Securities and Exchange Commission (the "Commission") dated January 8, 2007 commenting on the above referenced filing and the Registrant's response letters to the Commission dated November 2, 2006 and December 15, 2006, respectively, regarding the Registrant's Registration Statement and the Quarterly Reports for the quarterly period ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 and the Annual Report for the fiscal year ended December 31, 2005 (the "34 Act Reports"). In an effort to expedite the review process relating to the Registration Statement, we have included a courtesy copy, clean and marked, of the Amendment No. 5 to the Registration Statement, along with this letter and a copy of our letter dated February 27, 2007. Please note that in accordance with the Staff's comment, the Registrant has updated its financial statements to comply with Rule 3-10(g) of Regulation S-B. All other comments were responded to in our enclosed letters and in the amendments to the 34 Act Reports we filed with the Commission on February 2, 2007.

We received a comment letter from the Staff on March 21, 2007 with respect primarily to the amendments to the 34 Act Reports. We will address the Staff's additional comments in the March 21 letter and, if necessary, amend the Registration Statement to conform to any change made to the 34 Act Reports in response to the Staff's comments. In the meantime, we will appreciate it if the Staff could review the Amendment No. 5 to the Registration Statement we filed on March 21, 2007 and provide to us any comments it may have on an expedited basis, so that we can incorporate any further changes made based on the Staff's comments in our next amendment to the Registration Statement.

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me or my colleague, Stephen M. Davis, who can be reached at 212-847-8798.

Yours very truly,

Catherine Pan

cc: Jennifer Goeken
Carmen Moncada-Terry